[DEUTSCHE TELEKOM LOGO]                                            PRESS RELEASE
Bonn, March 10, 2004

DEUTSCHE TELEKOM ACHIEVES TURNAROUND

Net revenue increased year-on-year by EUR 2.1 billion to EUR 55.8 billion - net debt reduced by EUR 14.5 billion to EUR 46.6 billion - adjusted Group EBITDA at
EUR 18.3 billion, EUR 2.0 billion higher than in previous year - free cash flow before dividend increased by over EUR 3.5 billion to EUR 8.3 billion - net income of EUR 1.3 billion after net loss of EUR 24.6 billion in 2002 - T-Com increases adjusted EBITDA from EUR 10.3 billion to EUR 10.4 billion - T-Mobile continues its strong profitable growth trend - T-Systems improves EBITDA despite negative economic influences - T-Online triples EBITDA.

Deutsche Telekom not only achieved its financial targets for 2003, but exceeded them in many important areas. The "6+6" program was successfully completed ahead of schedule at the end of the third quarter. "The figures and results for the whole of 2003 have confirmed the trends that had already become apparent early on," emphasized Chairman of the Board of Management Kai-Uwe Ricke.

Deutsche Telekom's debt was reduced considerably further than planned by the end of the year. Adjusted EBITDA improved in every division. The goal of generating net income was exceeded by far with a total of EUR 1.3 billion."To put it in a nutshell, we have achieved the turnaround. Our double strategy of debt reduction on the one hand and promoting profitable growth on the other has worked," Mr.
Ricke said. Deutsche Telekom has also set up a 6-point program to further accelerate its profitable growth: Agenda 2004, which is to take full effect in the second half of 2004. This program lays the essential foundations for the current financial year and the future.

REVENUE INCREASED TO EUR 55.8 BILLION

Net revenue increased by 4 percent year-on-year to EUR 55.8 billion. In the fourth quarter, as in previous quarters, exchange rate trends once again had an offsetting effect on the Group's revenue growth. Organic revenue growth - taking into consideration changes in the composition of the Group and assuming constant exchange rates - amounted to 8 percent for the full 2003 financial year. The proportion of revenue generated outside Germany increased to 37.9 percent compared with 34.3 percent in 2002. Changes in the composition of the Group, relating in particular to the cable business, had a negative impact of around
EUR 230 million on revenue in the fourth quarter of 2003. Negative effects on revenue attributable to exchange rate trends amounted to around EUR 550 million in the final quarter of 2003. Organic growth in the fourth quarter of 2003 totaled approximately 6 percent.

EBITDA - TARGET EXCEEDED BY FAR

Deutsche Telekom exceeded its original adjusted EBITDA target of EUR 16.7 billion to EUR 17.7 billion by far, recording EUR 18.3 billion in 2003. This represents an increase of 12.1 percent, considerably higher than revenue growth.
This development reflects the efficiency improvements the Group has made on its path towards profitable growth. Similar to the development of revenue, EBITDA was also negatively impacted by exchange rate trends. Based on constant exchange rates, EBITDA would have increased by 16.2 percent.

Group EBITDA for the full 2003 financial year amounted to EUR 18.5 billion.
Special factors having a negative impact EBITDA in the fourth quarter of 2003 amounting to EUR 0.3 billion relate mainly to personnel accruals.

The Group's adjusted EBITDA margin for the same period improved to 32.8 percent compared with 30.4 percent for the full 2002 financial year. All divisions contributed to this increase.

ADJUSTED NET INCOME - TURNAROUND ACHIEVED

With net income of EUR 1.3 billion, Deutsche Telekom achieved the turnaround.
The net loss for the full 2002 financial year amounted to EUR 24.6 billion.
Adjusted net income totaled EUR 0.2 billion compared with a loss of EUR 4.8 billion in 2002.

Net income decreased at the end of the year in comparison with the first 9 months of the year, mainly due to the burden of the Toll Collect project, amounting to EUR 442 million. The provision for risks included in this figure means that, from the current perspective, all foreseeable risks are covered.
Despite these negative effects, Deutsche Telekom achieved its net income target for the full financial year, both in absolute and adjusted figures.

FREE CASH FLOW OF EUR 8.3 BILLION

With free cash flow before dividend of EUR 8.3 billion in 2003 and EUR 8.5 billion since the strategic review in the third quarter of 2002, Deutsche
Telekom also exceeded its target of generating free cash flow of more than EUR 6 billion by the end of 2003 by a clear margin of over EUR 2 billion. Free cash flow thus made a major contribution to the successful reduction of debt.

NET DEBT REDUCED FURTHER

Net debt was reduced further in the fourth quarter of 2003 by EUR 2.6 billion to
EUR 46.6 billion at the end of the year. This means Deutsche Telekom has reduced its net debt by a total of EUR 17.7 billion since the strategic review in 2002.

This achievement is attributable not only to the sale of noncore assets totaling
EUR 6.7 billion, but also to the continued progress made in increasing profitability and sustained growth in key areas of the Group. "The free cash flow was a strong driver behind the excellent progress we made in reducing our debt. Even without the help of favorable exchange rate movements, we still would have reduced our net debt below EUR 50 billion, using our free cash flow and proceeds from asset disposals," said Chief Financial Officer Dr. Karl-Gerhard
Eick.

OVERVIEW OF SELECTED KEY FIGURES

----------------------------------------------------------------------------------------------------------------------
                        Q4 2003         Q4 2002         Change %            FY 2003           FY 2002          Change
                        millions        millions                            millions          millions             %
                        of(euro)        of (euro)                           of (euro)         of (euro)
----------------------------------------------------------------------------------------------------------------------

Total revenue             14,550           14,512            0.3              55,838            53,689            4.0
Domestic                   9,002            9,288           -3.1              34,691            35,288           -1.7
International              5,548            5,224            6.2              21,147            18,401           14.9
----------------------------------------------------------------------------------------------------------------------
Net income                 - 364             - 77           n.a.               1,253          - 24,587           n.a.
----------------------------------------------------------------------------------------------------------------------
Adjusted net
income                     - 516            - 545            5.3                 222            -4,771           n.a.
----------------------------------------------------------------------------------------------------------------------
EBITDA(1)                  4,178            4,734         - 11.7              18,475            16,116           14.6
----------------------------------------------------------------------------------------------------------------------
EBITDA adjusted
for special
factors(2)                 4,503            4,354            3.4              18,288            16,314           12.1
----------------------------------------------------------------------------------------------------------------------
Free cash flow
before payment
of dividends(2)              892              174          412.6               8,285             4,838           71.2
----------------------------------------------------------------------------------------------------------------------
Investments in
property, plant and
equipment
and intangible
assets(3)                  2,698            2,585            4.4               6,234             7,928         - 21.4
----------------------------------------------------------------------------------------------------------------------
Net debt at
balance sheet
date(4)                                                                       46,576            61,106          -23.8
----------------------------------------------------------------------------------------------------------------------
Number of                                                                    251,263           255,896           -1.8
employees at
balance sheet
date
----------------------------------------------------------------------------------------------------------------------

1) EBITDA = Results of ordinary business activities before net financial income
/ expense, including income related to subsidiaries, associated and related companies, amortization and depreciation, and before other taxes; for a detailed explanation of these figures, please refer to "Reconciliation to pro forma figures" at "www.telekom.de/investor-relations".
2) For detailed information please see "Reconciliation of pro forma figures" at
"www.telekom.de/investor-relations".
3) Excluding goodwill.
4) Bonds, liabilities to banks, liabilities to non-banks from loan notes, and other liabilities after deduction of liquid assets, marketable securities, other investments in noncurrent securities, other assets, and loan discounts (prepaid expenses and deferred charges). For detailed information please see
"Reconciliation of pro forma figures" at "www.telekom.de/investor-relations".

T-COM - INCREASED EBITDA IN 2003

With revenue of EUR 29.2 billion in 2003, T-Com was once again the largest revenue generator in the Deutsche Telekom Group. The 2003 financial year was one of strong growth rates in broadband business for T-Com. Revenue in this division decreased by around 4 percent in com-parison with the 2002 financial year as a result of the sale of the remaining regional cable companies in February 2003, as well as the impact of national regulatory interventions and the weak economic environment. Two trends continued to influence these revenue figures: First, revenues from the strong growth in broadband business increased and, second, revenue from access charges continued to rise in the fourth quarter. This is the result of the successful rebalancing of T-Com's rates.

As was the case in previous quarters, decreases were recorded in business with data communications and other carriers in particular. While the development of the German market was also negatively impacted by the introduction of call-by-call and preselection in the local network, revenues from Eastern
European subsidiaries, associated and related companies remained at the same level as in the previous year overall. Foreign subsidiaries contributed more than 13 percent to T-Com's total revenue.

Excluding special factors, EBITDA increased slightly by 1.1 percent from EUR
10.3 billion to EUR 10.4 billion. The adjusted EBITDA margin thus increased by almost 2 percentage points to 35.5 percent. Including special factors, EBITDA increased by 1.1 percent from EUR 10.1 billion to EUR 10.2 billion. T-Com achieved a slight quarter-on-quarter increase in adjusted EBITDA, with EUR 2.6 billion in the fourth quarter of 2003.

The number of T-DSL lines in operation in Germany increased by more than 40 percent year-on-year to 4.0 million. Including the DSL lines operated by T-Com's majority shareholdings in Eastern Europe, T-Com operates a total of around 4.1 million DSL lines and remains one of the leading broadband providers in Europe.

The number of ISDN channels operated by T-Com in Germany increased year-on-year from 20.7 million to 21.5 million. Although the growth in T-ISDN slowed down slightly in comparison with previous years, the migration of customers to more advanced lines such as T-ISDN and T-DSL, which is one of T-Com's goals, continued unabated.

                              Q4 2003         Q4 2002     Change %    FY 2003          FY 2002        Change %
                              millions        millions                millions of      millions of
                              of (euro)       of (euro)               (euro)           (euro)
--------------------------------------------------------------------------------------------------------------

Total revenue(1)                  7,459           8,027      -7.1          29,206           30,559       -4.4
--------------------------------------------------------------------------------------------------------------

Results from ordinary
business activities(2)              759             854     -11.1           4,247            3,604       17.8
--------------------------------------------------------------------------------------------------------------
EBITDA(3)                         2,480           2,427       2.2          10,164           10,051        1.1
--------------------------------------------------------------------------------------------------------------
Adjusted EBITDA(4)                2,579           2,644      -2.5          10,356           10,268        0.9
--------------------------------------------------------------------------------------------------------------
Number of employees(5)                                                    139,548          153,065       -8.8
--------------------------------------------------------------------------------------------------------------

1) Including DeTeMedien and agency business.
2) Difference compared with the amount reported in the previous year, due to the switch to cost-of-sales accounting
3) EBITDA = Results of ordinary business activities before net financial income
/ expense, including income related to subsidiaries, associated and related companies, amortization and depreciation, and before other taxes; for a detailed explanation of these figures, please refer to "Reconciliation to pro forma figures" at "www.telekom.de/investor-relations".

4) For detailed information please see "Reconciliation of pro forma figures" at
"www.telekom.de/investor-relations".
5) Average number of employees, including DeTeMedien

T-MOBILE CONTINUES ITS STRONG PROFITABLE GROWTH TREND

The T-Mobile division recorded strong growth in total revenues of more than 15 percent, around EUR 3.0 billion, to EUR 22.8 billion in 2003, thus emphatically underlining its position as the growth driver of the Deutsche Telekom Group.
Even excluding the contribution of T-Mobile Netherlands (formerly BEN), consolidated for the first time as of the fourth quarter of 2002, revenue growth amounted to around 12 percent. Adjusted EBITDA increased by more than 32 percent to EUR 6.7 billion, far exceeding the growth in revenue. EBITDA growth was strongest at T-Mobile USA, where it almost tripled from EUR 0.5 billion to EUR
1.5 billion. Measured in U.S. dollars (in line with the provisions of the German
Commercial Code (German GAAP)), T-Mobile

USA recorded an increase in adjusted EBITDA of almost USD 0.5 billion to USD 1.7 billion. T-Mobile's total adjusted EBITDA margin improved from 25.5 percent to
29.3 percent.

The number of subscribers served by T-Mobile majority shareholdings increased from 53.9 million to 61.1 million in 2003, a considerably higher growth rate than in 2002. T-Mobile USA made a considerable contribution to this growth in subscriber numbers, recording an increase over the course of the year of approximately 32 percent, more than 3.2 million net additions, to 13.1 million subscribers at year-end. With these figures, T-Mobile USA recorded easily the second highest level of net additions among U.S. mobile communications companies for the full 2003 financial year. In the fourth quarter of 2003 alone, the number of T-Mobile USA subscribers grew by more than one million. At the end of
2003, contract subscribers accounted for 89 percent of all T-Mobile USA subscribers, compared with 86 percent one year before.

The number of T-Mobile subscribers also increased significantly in Europe.In
Germany, T-Mobile maintained its position as market leader with more than 26.3 million subscribers. Net additions amounted to 1.8 million for the full year (of which 60 percent were contract subscribers), a higher level than in 2002. The number of T-Mobile UK subscribers increased by around 1.2 million over the course of the year to more than 13.6 million, despite the comprehensive streamlining of the subscriber base. At T-Mobile UK, too, the customer acquisition strategy was clearly focused on improving the existing subscriber structure. With around 161,000 new contract subscribers in the fourth quarter of
2003, T-Mobile UK achieved its best quarterly result of the last three years.

The number of subscribers at T-Mobile Czech Republic increased by 0.4 million in the past financial year to 3.9 million, and T-Mobile Austria succeeded in keeping its subscriber base almost constant at more than 2.0 million. T-Mobile
Netherlands had almost 2 million subscribers at the end of 2003, 550,000 more than at the end of the previous year.The total number of mobile customers served by the Deutsche Telekom Group's majority-shareholdings, i.e., including companies not majority-owned by T-Mobile, increased to 66.2 million.This represents growth of almost 13 percent.

                              Q4 2003           Q4 2002     Change %    FY 2003          FY 2002        Change %
                              millions          millions                millions of      millions of
                              of (euro)         of (euro)               (euro)           (euro)
-----------------------------------------------------------------------------------------------------------------

Total revenue                     5,991            5,490        9.1          22,778           19,735        15.4
-----------------------------------------------------------------------------------------------------------------
Results from ordinary
business activities(1)              194             -226        n.a.            831          -23,754        n.a.
-----------------------------------------------------------------------------------------------------------------
EBITDA(2)                         1,666            1,188       40.2           7,016            5,038        39.3
-----------------------------------------------------------------------------------------------------------------
Adjusted EBITDA(3)                1,666            1,188       40.2           6,671            5,038        32.4
-----------------------------------------------------------------------------------------------------------------
Number of employees(4)                                                       41,767           38,943         7.3
-----------------------------------------------------------------------------------------------------------------

1) Difference compared with the amount reported in the previous year, due to the switch to cost-of-sales accounting.
2) EBITDA = Results of ordinary business activities before net financial income
/ expense, including income related to subsidiaries, associated and related companies, amortization and depreciation, and before other taxes; for a detailed explanation of these figures, please refer to "Reconciliation to pro forma figures" at "www.telekom.de/investor-relations".
3) For detailed information please see "Reconciliation of pro forma figures" at
"www.telekom.de/investor-relations".
4) Average number of employees.

T-SYSTEMS INCREASES EBITDA DESPITE NEGATIVE ECONOMIC INFLUENCES

T-Systems recorded good results in 2003, despite the generally unfavorable market environment, generating revenue of EUR 10.6 billion in the year under review. This represents a year-on-year increase of 1.2 percent. The improvement is attributable to the very positive development of revenue from telecommunications business, where revenue increased by 5.3 percent year-on-year. Business with information technology solutions declined on the other hand, with revenue 2.3 percent lower than in the previous year.

T-Systems' EBITDA excluding special factors increased by 23 percent or approximately EUR 0.3 billion to EUR 1.4 billion. Including special factors,
EBITDA increased by a good 87 percent in 2003, from EUR 0.75 billion to EUR 1.4 billion. The adjusted EBITDA margin improved by 2 percentage points in 2003 from
11 to 13 percent. The main reasons for this development are the increased organizational efficiency, as a result of improved operational processes, and consistent cost management. Results from ordinary business activities improved from EUR -2 billion in 2002 to approximately EUR -0.1 billion in 2003.

T-Systems was awarded a range of important, large-scale contracts from corporate groups and institutions on the domestic and international markets in the past year. T-Systems' order book developed very positively in 2003 and, with a total volume of EUR 12.6 billion, was 18 percent higher than the revenue for the full
2003 financial year.

                              Q4 2003           Q4 2002     Change %     FY 2003          FY 2002         Change %
                              millions          millions                 millions of      millions of
                              of (euro)         of (euro)                (euro)           (euro)
-------------------------------------------------------------------------------------------------------------------

Total revenue                     2,870             2,822        1.7          10,614           10,489          1.2
-------------------------------------------------------------------------------------------------------------------
Results from ordinary
business activities(1)              -59              -339       82.6            -138           -1,990         93.1
-------------------------------------------------------------------------------------------------------------------
EBITDA(2)                           336               300       12.0           1,412              753         87.5
-------------------------------------------------------------------------------------------------------------------
Adjusted EBITDA(3)                  339               318       25.5           1,415            1,151         22.9
-------------------------------------------------------------------------------------------------------------------
Number of employees(4)                                                        42,108           43,482         -3.2
-------------------------------------------------------------------------------------------------------------------

1) Difference compared with the amount reported in the previous year, due to the switch to cost-of-sales accounting.
2) EBITDA = Results of ordinary business activities before net financial income
/ expense, including income related to subsidiaries, associated and related companies, amortization and depreciation, and before other taxes; for a detailed explanation of these figures, please refer to "Reconciliation to pro forma figures" at "www.telekom.de/investor-relations".
3) For detailed information please see "Reconciliation of pro forma figures" at
"www.telekom.de/investor-relations".
4) Average number of employees.

T-ONLINE CONTINUES ITS PROFITABLE GROWTH TREND

T-Online increased its total revenue by almost 17 percent, just under EUR 0.3 billion, year-on-year to around EUR 1.9 billion (figures in accordance with
German GAAP). EBITDA improved from EUR 0.1 billion to EUR 0.3 billion over the same period and thus underlines the success of T-Online's focus on increasing profitability and the consistent further development of its combined business model.

The number of T-Online customers increased by around 900,000 to 13.1 million at year-end. Foreign subsidiaries accounted for around 2.3 million of the total number of customers. The number of broadband customers as a proportion of the total number of customers increased considerably from 23 percent to 27 percent.

                              Q4 2003           Q4 2002     Change %     FY 2003          FY 2002         Change %
                              millions          millions                 millions of      millions of
                              of (euro)         of (euro)                (euro)           (euro)
-------------------------------------------------------------------------------------------------------------------

Total revenue                       504               463        8.9           1,851            1,584         16.9
-------------------------------------------------------------------------------------------------------------------
Results from ordinary
business activities(1)              -22               -48       54.2             104             -471         n.a.
-------------------------------------------------------------------------------------------------------------------
EBITDA(2)                            75                53       41.5             335              103         n.a.
-------------------------------------------------------------------------------------------------------------------
Adjusted EBITDA(3)                   75                53       41.5             310               76         n.a.
-------------------------------------------------------------------------------------------------------------------
Number of employees(4)                                                         2,637            2,536         4.0
-------------------------------------------------------------------------------------------------------------------

1) Difference compared with the amount reported in the previous year, due to the switch to cost-of-sales accounting.

2) EBITDA = Results of ordinary business activities before net financial income
/ expense, including income related to subsidiaries, associated and related companies, amortization and depreciation, and before other taxes; for a detailed explanation of these figures, please refer to "Reconciliation to pro forma figures" at "www.telekom.de/investor-relations".
3) For detailed information please see "Reconciliation of pro forma figures" at
"www.telekom.de/investor-relations".
4) Average number of employees.

* The T-Online figures shown here were calculated in line with German GAAP, as applied throughout the Deutsche Telekom Group, and do not correspond to the figures published by T-Online International AG in accordance with the IFRSs, as
T-Online International AG and Deutsche Telekom AG do not apply the same accounting policies.

GROUP HEADQUARTERS & SHARED SERVICES: VIVENTO PERSONNEL SERVICE AGENCY DEVELOPS
NEW AREAS FOR EMPLOYMENT

Group Headquarters & Shared Services recorded a 3.2 percent decrease in revenue in 2003 to EUR 4.3 billion. This decrease is partly attributable to the fact that cost benefits generated in Billing Services were passed on to the divisions and partly to the drop in revenue generated by

the Real Estate shared service. Lower revenues from project development and reductions in prices charged to the divisions, made possible as a result of improved efficiency compared with the previous year, were factors in this development. EBITDA adjusted to exclude special factors decreased year-on-year to EUR -0.3 billion. This was mainly attributable to personnel costs relating to
Vivento of around EUR 0.5 billion. This was partially offset by the year-on-year reduction in rebranding expenses and the non-recurrence of start-up costs incurred for the sale of receivables in 2002.

At December 31, 2003, approximately 15,500 employees (calculated as full-time equivalents) were assigned to the "Vivento" personnel service agency which also had roughly 440 permanent staff. Approximately 19,200 employees have been transferred to Vivento since its establishment in the fourth quarter of 2002.Of this figure, around 3,700 employees had left Vivento permanently at the end of
2003, roughly 2,200 of which to jobs outside the Group. These successful placements reduced the costs for the Group by roughly EUR 150 million over the course of the year. Looking ahead to the year 2004, Vivento employees will generate new internal and external call center business, for example, with the establishment of a new call center unit. "Vivento Customer Services GmbH & Co.
KG" has been established to develop new business.

                              Q4 2003           Q4 2002     Change %     FY 2003          FY 2002         Change %
                              millions          millions                 millions of      millions of
                              of (euro)         of (euro)                (euro)           (euro)
-------------------------------------------------------------------------------------------------------------------

Total revenue                     1,048             1,238      -15.3           4,268            4,411         -3.2
-------------------------------------------------------------------------------------------------------------------
Results from ordinary
business activities(1)           -1,741              -758       n.a.          -4,071           -4,690         13.2
-------------------------------------------------------------------------------------------------------------------
EBITDA(2)                           491               828       n.a.            -276              447         n.a.
-------------------------------------------------------------------------------------------------------------------
Adjusted EBITDA(3)                 -311               213       n.a.            -316               30         n.a.
-------------------------------------------------------------------------------------------------------------------
Number of employees(4)                                                        25,203           17,870         41.0
-------------------------------------------------------------------------------------------------------------------

1) Difference compared with the amount reported in the previous year, due to the switch to cost-of-sales accounting.
2) EBITDA = Results of ordinary business activities before net financial income
/ expense, including income related to subsidiaries, associated and related companies, amortization and depreciation, and before other taxes; for a detailed explanation of these figures, please refer to "Reconciliation to pro forma figures" at "www.telekom.de/investor-relations".
3) For detailed information please see "Reconciliation of pro forma figures" at
"www.telekom.de/investor-relations".
4) Average number of employees.

"AGENDA 2004" LAYS THE ESSENTIAL FOUNDATIONS FOR THE CURRENT FINANCIAL YEAR

Following the success of the 2003 financial year, the focus is now on sustained profitable growth. "Agenda 2004" is the master plan by which Deutsche Telekom will systematically direct its development in the new growth phase. The 6 core initiatives are: broadband, business customers, human resources, innovation, quality, and efficiency. Work in all these focal areas has top priority.

"The general theme of Agenda 2004 is raising our level of integration and opening up new growth potential. And it is the first logical step in making the added value of an integrated Group visible", Mr. Ricke continued.

OUTLOOK FOR 2004

The focus in the 2004 financial year is on profitable growth.
Deutsche Telekom is aiming to generate adjusted Group EBITDA of at least EUR
19.2 billion. The use of free cash flow will depend on the opportunities that arise: to further reduce debt and to increase investments. The possibility of selective acquisitions has not been ruled out, provided they offer an opportunity to further increase the value of the Group.

The Board of Management and the Supervisory Board will propose to this year's shareholders' meeting that no dividend will be paid. The Board of Management plans, however, to generate a dividend in 2004 for payment in 2005.

This press release contains forward-looking statements that reflect the current views of the Deutsche Telekom management with respect to future events.
Forward-looking statements are based on current plans, estimates and projections, and therefore too much reliance should not be placed on them. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom's control, including those described in the sections "Forward-Looking Statements" and "Risk Factors" of the
Form 20-F submitted to the U.S. Securities and Exchange Commission. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom's actual results may be materially different from those expressed or implied by such statements.
Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account.

In addition to the figures shown in accordance with German GAAP, Deutsche
Telekom also shows so-called pro forma figures, e.g., EBITDA, adjusted EBITDA, net debt, and free cash flow. These pro forma financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with German GAAP. For a definition of these pro forma figures, please refer to the explanations under "Reconciliation to pro forma figures" on
Deutsche Telekom's Investor Relations website at http://www.telekom.de

(C) 2004 Deutsche Telekom AG